NEWS RELEASE

PTC REPORTS CONSOLIDATED THIRD QUARTER 2003 RESULTS

Warsaw – November 13, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the third quarter of 2003. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

•

PTC’s estimated market share is on the level of 35.7 percent share in the overall wireless market, and an estimated 37.4 percent share in the post-paid market segment;

•

Continued, dynamic increase of total consolidated subscriber base by 27.7 percent to over 5.8 million subscribers at the end of September 2003 from 4.5 million at the end of September 2002;

•

Gross subscriber additions totalled 546 thousand in the third quarter of 2003, an increase of 10.9 percent comparing to the figure for the third quarter of 2002;

•

Third quarter revenue was PLN 1,476.2 million with growth of 12.2 percent compared to the corresponding quarter of 2002; PTC estimates its market leading revenue share at 36.7 percent;

•

EBITDA of PLN 662 million, up 35.6 percent on the result for the third quarter of 2002;

•

EBITDA margin was 44.8 percent in the third quarter of 2003 compared to 37.1 percent in the third quarter of 2002 and 35.8 percent in the second quarter of 2003. EBITDA margin for nine months of 2003 is 37.2 percent;

•

Net income for the quarter was PLN 133.8 million, versus PLN 76.7 million in the third quarter of 2002;

•

Total debt as of September 30, 2003 was PLN 3,529.3 million; total debt to annualized EBITDA was at 1.7x, compared to 2.3x a year ago;

•

The obligatory date for the launch of UMTS services was deferred from January 1, 2005 to January 1, 2006

Financial highlights for the third quarter of 2003
Revenues: Total revenues for the third quarter of 2003 grew 12.2 percent when compared to the same period of 2002.

Revenues

Total revenues for the three months ended September 30, 2003 were PLN 1,476.2 million (US$ 370.9[1] million), an increase of PLN 160.4 million (US$ 40.3 million) or 12.2 percent compared to the third quarter of 2002.

 During the quarter, service revenues and fees increased 12.2 percent to PLN 1,426.2 million (US$ 358.3 million) from PLN 1,271.3 million (US$ 319.4 million) in the third quarter of 2002 mainly as a result of an increase in the subscriber base. This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling prepaid ARPU.

PTC’s revenue was positively impacted by SMS Interconnection agreement with PTK Centertel and Polkomtel, effective from February 1, 2003. The revenues coming from this agreement amounted to PLN 30.8 million (US$ 7.7 million) in the third quarter.

Revenues from the sale of telephones and accessories increased by 12.3 percent to PLN 50.0 million (US$ 12.6 million) when compared to PLN 44.5 million (US$ 11.2 million) in the corresponding period of 2002, mainly due to increase in gross additions as well as increase in the quality and price of handsets offered in the promotions.

Faster subscriber growth in comparison with 2002, together with stable post-paid revenues per customer is enabling PTC to target its objective of faster revenue growth than the 13.5 percent achieved in 2002.

ARPU: During the third quarter of 2003, ARPU decreased by 15.6 percent from the third quarter of 2002, a result of dilution on average ARPU in pre-paid due to strong increase in subscriber number.

ARPU

During the third quarter of 2003, monthly Average Revenue per User (ARPU) was PLN 79.0 (US$ 19.8) a decrease of 15.6 percent when compared to the result for the third quarter of 2002 equal to PLN 93.6 (US$ 23.5). ARPU from post-paid subscribers during the third quarter of 2003 was PLN 134.3 (US$ 33.7), 3.9 percent down comparing to the third quarter of 2002 and 2.2 percent up from PLN 131.4 (US$ 33.0) in the second quarter of 2003. ARPU from pre-paid subscribers was PLN 29.2 (US$ 7.3), 20.0 percent down over the same period of 2002.

The decrease in blended ARPU recorded in the quarter was driven by continuing changes in customer mix, reflected in significant growth in the number of pre-paid customers.

Post-paid ARPUs are relatively stable despite the significant price reductions made in October 2002 due to better customer mix and strong non-voice revenue growth.

Lower pre-paid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services and the impact of earlier tariff changes on ARPUs from existing customers.

Cost of Sales: Cost of sales was down by 2.6 percent in the third quarter of 2003 when compared to the same period of 2002.

Cost of Sales

For the three months ended September 30, 2003, total cost of sales was PLN 844.9 million (US$ 212.3 million), down 2.6 percent from PLN 867.9 million (US$ 218.0 million) in the third quarter of 2002. Compared to the second quarter of 2003, cost of sales decreased by 7.4 percent.

During the third quarter of 2003, the cost of services sold decreased by 2.9 percent to PLN 584.5 million (US$ 146.9 million) compared to PLN 602.0 million (US$ 151.3 million) in the third quarter of 2002, while the cost of sales of telephones and accessories decreased by 2.0 percent to PLN 260.4 million (US$ 65.4 million) from PLN 265.9 million (US$ 66.8 million).

Cost of services sold in the third quarter of 2002 was affected adversely by one-off cost provision of PLN 52.7 million (U$ 13.2 million) caused by a favourable regulatory decision being overturned in Court. PTC was able to reverse this provision in the fourth quarter of 2002 following successful completion of negotiations on new interconnection agreement with incumbent operator TPSA. Excluding the effect of this provision, costs of services sold are up 6.4 percent versus the third quarter of 2002. The increase in cost of services sold is mainly a result of 53.5 percent increase in interconnect cost as a result of an increase in traffic generated by our customers, a shift in mix away from fixed-to-mobile towards mobile-to-mobile connections and introduction of SMS interconnection with other operators.

Cost of sales of telephones and accessories remained virtually unchanged despite 10.9 percent increase in gross adds and higher Zloty rate against euro in the third quarter of 2003.

Cost of Acquisition

During the quarter, the average cost of acquisition decreased to PLN 271.9 (US$ 68.3) compared to PLN 312.3 (US$ 78.5) in the third quarter of 2002, and to PLN 334.7 (US$ 84.1) in the second quarter of 2003. This decrease was mainly the result of a lower share of post-paid subscribers among gross subscriber additions, when compared to the second quarter, as well as a decrease in average handset subsidies offered to post-paid subscribers acquired in the quarter.

The average cost of acquisition for post-paid subscribers decreased to PLN 743.8 (US$ 186.9) in the third quarter of 2003 from PLN 751.4 (US$ 188.8) in the second quarter of 2003 due to shifting sales focus from high volume low usage tariffs and some reduction in sales channels inventories built up during the previous quarter.

The average acquisition cost for pre-paid customers increased to PLN 70.5 (US$ 17.7) compared to PLN 49.7 (US$ 12.5) in the third quarter of 2002 and compared to average cost in the second quarter of 2003 of PLN 57.7 (US$ 14.5). This increase, noted also in the second quarter, has been driven by the need to match competitors’ moves back into heavy handset subsidisation.

Gross Margin

Gross margin for the third quarter of 2003 was PLN 631.3 million (US$ 158.6 million), up 40.9 percent compared with gross margin of PLN 448.0 million (US$ 112.6 million) in the same period of 2002. The gross margin for the third quarter of 2002 was adversely impacted by one-off cost provision of PLN 52.7 million (U$ 13.2 million). Excluding the effect of the provision gross margin is up 26.1 percent. As a percentage of total net sales, gross margin increased to 42.8 percent in the third quarter of 2003 from 34.0 percent for the third quarter of 2002.

The increase in gross margin in the three months ended September 30, 2003 compared to the three months ended September 30, 2002 was due to the increase in revenues resulting from the growth of subscriber base and higher interconnection revenues coupled with lower cost of sales.

Operating Expenses

Operating expenses for the three months ended September 30, 2003 were up to PLN 197.7 million (US$ 49.7 million) versus PLN 181.9 million (US$ 45.7 million) in the third quarter of 2002. Compared to the second quarter of 2003 operating expenses decreased by 9.3 percent. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs increased to PLN 139.1 million (US$ 34.9 million) in the third quarter of 2003 from PLN 119.9 million (US$ 30.1 million) in the third quarter of 2002 and decreased from PLN 155.6 million (US$ 39.1 million) in the second quarter of 2003. The main reason for the cost increase year-on-year was bad debt expense noted in 2003 compared to bad debt income recorded in the third quarter of 2002 due to release of bad debt provision during that quarter.

In the third quarter of 2003 administration and other operating expenses decreased by 5.3 percent to PLN 58.7 million (U$ 14.7 million) from PLN 62.0 million (U$ 15.6 million) in the third quarter of 2002. The decrease in administrative and other operating expenses reflects continued management focus on limiting headcount growth, cost savings and procurement improvements. One-off write downs of GSM equipment in the third quarter of 2002 contributed PLN 3.0 million (U$ 0.8 million) of year-on–year reduction.

Bad Debt Expense

Through an aggressive bad debt management policy and increased proportion of prepaid users in the subscriber mix, PTC recorded bad debt expense at a satisfactory level of PLN 9.0 million (U$ 2.3 million) or 0.6 percent as a percentage of revenues. This compares to bad debt income of PLN 8.1 million (U$ 2.0 million) in the third quarter of 2002, and represents a decrease compared to 0.7 percent of revenues recorded in the second quarter of 2003. The prior year comparative benefited from the release of provisions made in earlier years whilst no such provision releases were made in 2003.

EBITDA: In the third quarter of 2003, EBITDA was PLN 662.0 million or 44.8 percent of revenues, in line with expectations of a significantly better margin than in the previous quarter. Compared to the third quarter of 2002 EBITDA increased by 35.6 percent.

EBITDA

EBITDA for the three months ended September 30, 2003 was PLN 662.0 million (US$ 166.3 million) compared to PLN 488.1 million (US$ 122.6 million) in the same period of 2002. This represents an increase of 35.6 percent compared to the previous year. Excluding the effect of the one-off cost provision on the third quarter 2002 EBITDA, the third quarter 2003 EBITDA is up 22.4 percent.

Strong increase in EBITDA is a result of higher revenues coupled with lower cost of sales and virtually stable operating expenses.

EBITDA margin for the quarter was 44.8 percent, an increase from 37.1 percent in the third quarter of 2002 and 35.8 percent recorded in the second quarter of 2003. EBIDTA margin for the nine months of 2003 amounted to 37.2 percent.

This positive change in EBIDTA margin compared to the first and second quarter of 2003 is in line with management expectations stated in the press release for the previous quarter of an improved EBITDA margin in subsequent quarters of the current year.

Operating Profit: Operating profit for the quarter ended September 30, 2003 increased by 63.0 percent to PLN 433.6 million when compared to the third quarter of 2002 and by 61.2 percent versus operating results recorded in the second quarter of 2003.

Operating Profit

Operating profit for the three months ended September 30, 2003, was PLN 433.6 million (US$ 108.9 million), an increase of 63.0 percent when compared to PLN 266.0 million (US$ 66.8 million) in the same period of 2002 and in comparison to PLN 269.0 million (U$ 67.6 million) for the second quarter of the current year. Excluding one-off cost provision on the third quarter 2002 operating profit, the third quarter 2003 result is up 36.1 percent.

The increase in operating profit in the third quarter of 2003 is the result of a 40.9 percent increase in gross margin coupled with operating expenses growing more slowly than revenues.

As a percentage of total net sales, operating profit amounted to 29.4 percent in the third quarter of 2003 compared to 20.2 percent in the corresponding period of the previous year and to 19.2 percent in the second quarter of the current year.

Financial Expenses

Foreign exchange losses, interest expense, derivatives and other financial losses resulted in a net financial expense of PLN 189.2 million (US$ 47.5 million) in the three months ended September 30, 2003 compared to the net financial expense of PLN 170.0 million (US$ 42.7 million) in the third quarter of 2002.

For the three months ended September 30, 2003, net interest expense was PLN 67.2 million (US$ 16.9 million), compared to PLN 134.5 million (US$ 33.8 million) a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments. In addition the comparative period includes PLN 32.7 million (US$ 8.2 million) of premium paid on 10¾% Notes redemption made in the third quarter of 2002.

Cash interest paid, net for the three months ended September 30, 2003, was PLN 90.5 million (US$ 22.7 million).

The depreciation of the local currency against the Euro (4.2 percent) and against the U.S. Dollar (2.1 percent) during the quarter resulted in a net foreign exchange loss of PLN 38.5 million (US$ 9.7 million), compared to a net foreign exchange loss of PLN 46.6 million (US$ 11.7 million) for the third quarter of 2002. Net foreign exchange loss includes a net gain of PLN 6.9 million (US$ 1.7 million) that relates to realized transactions.

Gains on hedging transactions net (realization and fair valuation of forward contracts and accrued part of cross currency swap payments) amounted to PLN 21.2 million (US$ 5.3 million) and are included in net loss on derivatives.

During the quarter PTC recorded a net loss on derivatives and other financial expenses totalling PLN 83.5 million (US$ 21.0 million) compared to PLN 49.5 million (US$ 12.4 million) in the third quarter of 2002. The loss on derivatives was PLN 83.1 million (US$ 20.9 million) and includes a net gain of PLN 21.2 million (US$ 5.3 million) on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 98.3 million (US$ 24.7 million) on the fair valuation of call options embedded in our Notes, and a net loss of PLN 6.0 million (US$ 1.5 million) related to rental derivatives and index swaps. Other financial loss net totalled PLN 0.4 million (US$ 0.1 million).

Net financial expense for the third quarter is after capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 71.6 million (US$ 18.0 million) into tangible and intangible fixed assets, in comparison to PLN 75.3 million (US$ 18.9 million) in the third quarter of 2002.

Net Income: PTC’s net income totalled PLN 133.8 million for the quarter ended September 30, 2003.

Net Income

Improved operating profitability, partially offset by higher net financial expenses in the third quarter of 2003 compared to the figures for the respective period of the previous year were partially offset by a higher level of income tax provision. Profit before taxation amounted to PLN 244.4 million (U$ 61.4 million), up from PLN 96.0 million (U$ 24.1 million) in the third quarter of 2002.

A tax charge recognized in the third quarter of 2003 amounted to PLN 110.6 million (US$ 27.8 million) as compared to a tax charge of PLN 19.3 million (US$ 4.9 million) a year ago. The tax charge comprise of PLN 66.9 million (U$ 16.8 million) of current tax and PLN 43.7 million (U$ 11.0 million) of deferred tax.

As a result, net income for the third quarter of 2003 significantly increased to PLN 133.8 million (US$ 33.6 million), compared to a net income of PLN 76.7 million (US$ 19.3 million) in the corresponding period of the previous year.

For the nine months of 2003 PTC’s net income stands at PLN 297.4 million (US$ 74.7 million), up from PLN 142.2 million (US$ 35.7 million) for the corresponding period of 2002.

Liquidity

As of September 30, 2003, PTC had drawn down PLN 500.0 million (US$ 125.6 million) of the Zloty tranche and US$ 26.0 million of the muticurrency tranche of the senior secured Bank Credit Facilities, leaving approximately Euro 564.0 million (US$ 658.0 million) available.

Total debt as of September 30, 2003 was PLN 3,529.3 million (US$ 886.8 million). The total debt comprised of PLN 3,512.6 million (US$ 882.6 million) of long-term debt[2] and PLN 16.7 million (US$ 4.2 million) of current debt[3]. Total debt to annualized EBITDA amounted to 1.7x at September 30, 2003, down from 2.3x a year ago.

EBITDA for the three months ended September 30, 2003, amounted to PLN 662.0 million (US$ 166.3 million) compared to PLN 108.2[4] million (US$ 27.2 million) in PTC’s investments in its GSM business. The Company is continuously generating significant free cash flow from its 2G and 2.5G business, which after debt service and tax payments allowed for a PLN 501.8 million (US$ 126.1 million) reduction in the balance sheet value of total debt[2] in the third quarter. However, the actual senior debt repayments were equal to PLN 526.8 million (US$ 132.4 million) during the quarter, the difference being the effect of adverse balance sheet revaluation of foreign currency denominated debt s.

Operational Highlights

Growth in the subscriber base: In the third quarter of 2003, PTC’s subscriber base grew by 27.7 percent, when compared to the third quarter of 2002; allowing PTC to strengthen its leadership position in the Polish wireless market.

Subscriber Growth

During the third quarter of 2003, PTC attracted 546,469 new subscribers (gross additions), 10.9 percent more than the 492,938 subscribers acquired in the third quarter of 2002. PTC’s total net subscriber base increased by 27.7 percent to 5,809,376 subscribers as of September 30, 2003, from 4,549,274 subscribers as of September 30, 2002. In the third quarter of 2003 PTC attracted 166,045 post-paid subscribers and 380,424 prepaid subscribers compared to 181,331 post-paid and 311,607 prepaid gross additions in the third quarter of 2002.

On September 30, 2003 PTC’s post-paid subscriber base reached 2,742,796 subscribers, an 11.1 percent increase from 2,469,046 at the end of the third quarter of 2002. Prepaid subscribers totalled 3,066,580, which represent a 47.4 percent growth over 2,080,228 a year ago. Strong growth in the prepaid subscriber base reflects PTC’s focus on exposure to this fastest growing market segment.

In terms of net subscribers additions PTC recorded a solid quarter by adding 208,767 subscribers. The number of post-paid subscribers increased during the quarter by 13,479. The number of prepaid customers grew by 195,288.

The majority of gross additions select pre-paid tariffs. During the last three months, the proportion of gross additions selecting post-paid tariffs amounted to 30.4 percent, decreasing from approximately 36.8 percent in the third quarter of 2002.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 5.0 percent in the third quarter of 2003 to nearly 16.3 million subscribers, representing close to 42.4 percent market penetration.

In line with the trend observed during the last several quarters, the total Polish pre-paid market grew faster than the post-paid market with growth rates of 6.0 percent and 3.9 percent in the three months ended September 30, 2003, respectively.

PTC estimates its prepaid and post-paid market shares at 34.4 percent and 37.4 percent respectively compared to 31.7 percent and 40.6 percent respectively at the end of September 2002. This makes PTC the clear leader in post-paid and now a very close second operator in pre-paid.

During the third quarter, PTC reduced SACs supporting sales to the lowest segments of the post-paid private market and this resulted in reduced post-paid gross additions by 32.0 percent compared to the second quarter of 2003.  Competition has continued to heavily subsidise this segment despite low ARPUs and this has been a major factor in observed market share loss during the third quarter.

PTC's subscriber base represents approximately 35.7 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland and is up from 35.0 percent at the end of 2002. Through its higher than average exposure to post-paid subscribers and business customers, PTC aims to maintain a revenue market share near the current level of approximately 37 percent.

Churn Rate: During the quarter churn rate increased to 2.0 percent, mainly due to increase in pre-paid segment.

Churn Rate

The average monthly churn rate in the third quarter of 2003 amounted to 2.0 percent.

The average monthly churn rate for post-paid subscribers in the third quarter of 2003 amounted to 1.6 percent and was similar to the figure in the corresponding period of 2002, mainly as a result of attractive value propositions introduced together with the new tariffs launched in September 2002 and May 2003, as well as intensified retention activities. PTC is continuously focusing on customer value in the post-paid private segment and carefully assessing the profitability of its retention offers.

The monthly churn rate for pre-paid customers increased to 2.3 percent in the third quarter of 2003, compared to 1.4 percent in the corresponding quarter of 2002. Prepaid customers are deactivated and recorded as churn 12 months after their last recharge, which is broadly the stated practice of all three Polish operators. Some deterioration in the average quality of prepaid additions, accepted as part of increasing PTC’s exposure to prepaid during 2002, is now affecting the prepaid churn statistics.  Pre-paid churn is expected to be stable between 2.0 and 2.5 percent over the next few quarters.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, the average number of MoUs per month in the third quarter of 2003 was 80.7 compared to 96.4 in the corresponding quarter of 2002 and 81.9 in the second quarter of 2003. The average number of MoUs per month was 137.9 minutes for post-paid subscribers and 29.3 minutes for pre-paid subscribers compared to 144.4 and 37.1 minutes in the third quarter of 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of pre-paid subscribers among PTC’s customers as well as by decreasing incoming minutes, especially from fixed-line operators. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many post-paid customers results in lower reported usage for a given length of actual talk-time.

PTC seeks to stimulate usage by increasing the number of free minutes in a bundle, lowering tariffs, the introduction of one-second billing for post-paid customers and by tailoring tariffs to customers’ requirements through a digressive rate per minute of use for an increasing volume of minutes of use, which is reflected in the new post-paid tariffs offered since May 2003.

SMSs sent from PTC’s network increased to 24 per subscriber, per month, in the third quarter of 2003.

SMS

The average number of SMSs was almost 24 SMSs per subscriber per month in the third quarter of 2003 compared to 18 in the third quarter of 2002. The average monthly number of SMSs was 27 SMSs per post-paid subscriber and 21 SMSs per prepaid subscriber compared to 18 and 18, respectively, in the three months ended September 30, 2002.

The increase in the third quarter of 2003 was primarily due to the decrease of SMS prices offered as part of the post-paid tariffs introduced in October 2002, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

Network Build-Out: At the end of the third quarter of 2003, total network investment reached PLN 8.0 billion. This includes investments in network tangible assets of PLN 4.4 billion[5], license fees of PLN 2.9 billion[6] and computer and network software of PLN 0.7 billion[7].

Network Build-Out

During the third quarter of 2003, PTC invested in non-license capital expenditure an amount of PLN 108.2[8] million (US$ 27.2 million), 25.2 percent up from PLN 86.4 million (US$ 21.7 million) in the third quarter of 2002.

Increase in spendings is in line with Management expectations that the rate of usage increase later in 2003, increasing our rate of investment.

At 7.3 percent of sales, capital investment remains below its long term trend as GSM roll-out is virtually complete.

Recent Developments

Legal and regulatory

During the quarter PTC signed an interconnection agreement with Tele2. Terms of interconnection to Tele2 are similar to those offered to other fixed-line operators in Poland. As a result, the basis for the administrative procedure taken by the President of OTRP on May 28, 2003 no longer exist.

On October 23, 2003 the Polish Government approved the new corporate income tax rate for year 2004 at 19 percent.  The Company expects that the new tax rate will be finally approved till year-end 2003 when the Polish Parliament adopts next year’s state budget bill. In calculating deferred tax the current 27 percent rate will be used until the 19 percent rate passes into law.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company’s Management may recommend to the shareholders that PTC execute the tax redemption options embedded in the indentures to the Notes. No decision has been taken in this respect as of today and the Company continues to take legal advice.

New tariffs

During the quarter PTC launched a new post-paid tariff plan “Moja okolica”. This tariff plan enables customers to make cheap calls from one of eight “cheap calls areas”, which are mainly low traffic parts of Poland. The price is PLN 0.69 per minute for all calls to fixed line or Era customers.

New products

During the third quarter 2003, PTC introduced several new products. PTC introduced new functionalities for its EraOmnix portal including SMS gateway over WAP (enabling customers to send SMSs from the WAP page), voting and blog (a kind of discussion forum).

PTC also introduced new products for its individual and business customers. For its business customers PTC launched Field Force Management – a set of applications enabling customers remotely access their company database resources and update them. For its individual customers PTC introduced MMS Premium services, functionally similar to SMS Premium services.

PTC introduced also email Reader that allows its users to use email services over voice circuits.

Change in the UMTS license terms

In response to the request, filed on July 10, 2003, by all three mobile operators and holders of UMTS licences, the OTRP issued on September 9, 2003, a decision to delay the UMTS launch date and to change population coverage requirements. The obligatory date for the launch of UMTS services was deferred from January 1, 2005 to January 1, 2006. The date for achieving a 20 percent population coverage of the UMTS network was moved from December 31, 2005, until December 31, 2007 and the 40 percent population coverage requirement was removed from the licence conditions. The decision leaves the operators the option to request access to their frequencies to begin services from January 1, 2004.

Awards

In the third edition of the biggest European customer survey – European Trusted Brands, the Era brand was chosen as the most popular telecommunication brand in Poland and the seventh most popular brand in Poland.

On September 10, 2003, PTC received a Business Partnership Award granted by International Business Leader Forum.  The award is acknowledgement of charitable activities and support of the organization’s initiatives. PTC has been cooperating with the Organisation for two year now and worked on two big projects: Auto creation (program dedicated to unemployed and focused on helping them to be back on the jobs market) and Next to Manager (program for students and graduates focused on helping them to gain business experience).

Other

PTC joined the United Way International, an association of more than 2,000 philanthropy organizations in 51 countries that for over 100 years has been helping to solve the most significant social problems on the local level. Many PTC employees donate a small part (PLN 10-50) of their monthly salary to this organization.

Outlook for 2003

PTC has provided guidance for 2003 results. The main objectives set out by the Company are to maintain its overall leadership in subscriber and revenue market share whilst continuing to improve net earnings, return on assets employed and continuing to deleverage the balance sheet.

The fast growth in the number of subscribers during the first six months of the year is in line with Management expectations of winning share in new subscriber additions that would enable PTC to maintain its market leader position. Management has also targeted accelerating revenue over the 13.5 percent noted in 2002.

The guidance for full year 2003 EBITDA margins is being increased from 34-36 percent to above 36 percent in view of the strong progress on profitability achieved in the third quarter.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Malgorzata Czaplicka
Investor Relations Manager
( (+48) 22 413 3275
Mobile: (+48) 602 203 275
Fax: (+48) 22 413 6235

#

Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

Nine month period ended September 30, 2003 (unaudited)		Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Net sales	4,150,916	1,476,227	3,637,091	1,315,844

Cost of sales	(2,658,870)	(844,898)	(2,276,342)	(867,891)
	--------------	----------------	----------------	----------------
Gross margin	1,492,046	631,329	1,360,749	447,953

Operating expenses	(639,436)	(197,737)	(580,531)	(181,911)
	--------------	----------------	----------------	----------------
Operating profit	852,610	433,592	780,218	266,042

Non-operating items
Interest and other financial income	277,594	(12,887)	217,601	121,855
Interest and other financial expenses	(685,254)	(176,307)	(802,393)	(291,856)
	--------------	----------------	----------------	----------------
Profit before taxation	444,950	244,398	195,426	96,041

Taxation charge	(147,545)	(110,573)	(53,253)	(19,324)
	--------------	----------------	----------------	----------------
Net profit for the period	297,405	133,825	142,173	76,717
	==========	===========	===========	==========

#

Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Current assets
Cash and cash equivalents	14,829	54,412
Short-term investments and other financial assets	55,056	12,143
Debtors and prepayments	710,053	620,749
Inventory	179,463	234,545
	-----------------	-----------------
	959,401	921,849

Long-term assets
Property, plant and equipment	3,066,677	3,438,686
Intangible fixed assets, net	2,781,498	2,651,130
Financial assets	230,897	171,288
Deferred costs and other long-term assets	111,028	82,091
	------------------	------------------
	6,190,100	6,343,195
	------------------	------------------
Total assets	7,149,501	7,265,044
	=============	============

Current liabilities
Accounts payable	118,365	285,277
Amounts due to State Treasury	147,994	57,756
Interest-bearing liabilities	109,133	121,122
Accruals	230,202	185,569
Deferred income and other liabilities	199,419	224,358
	----------------	----------------
	805,113	874,082

Long-term liabilities
Interest-bearing liabilities	4,063,765	4,583,365
Non-interest-bearing liabilities	116,036	165,159
Deferred tax liability, net	385,735	268,171
Provision for liabilities and charges	27,332	21,740
	------------------	------------------
	4,592,868	5,038,435
	------------------	------------------
Total liabilities	5,397,981	5,912,517
	--------------------	----------------

Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	14,939	(86,649)
Accumulated profit	855,827	558,422
	-----------------	-----------------
	1,751,520	1,352,527
	-----------------	-----------------
Total equity and liabilities	7,149,501	7,265,044
	============	============

#

Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Nine months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation	444,950	195,426
Adjustments for:
Depreciation and amortization	692,824	694,586
Charge to provision and write-offs of doubtful debtors	29,130	15,595
Charge to provision for inventory	5,220	5,860
Other provisions long-term	5,591	5,716
Foreign exchange losses, net and changes in financial instruments fair value	158,564	235,495
(Gain)/loss on disposal of tangibles and intangibles	5,096	8,984
Interest expense, net	249,096	349,296
	------------	------------
Operating cash flows before working capital changes	1,590,471	1,510,958

Decrease/(Increase) in inventory	49,862	6,997
Decrease/(Increase) in debtors, prepayments and deferred cost	(130,047)	(146,754)
(Decrease)/Increase in trade payables and accruals	66,015	285,873
	--------------------	--------------------
Cash from operations	1,576,301	1,657,074

Interest paid	(363,516)	(406,662)
Interest received	11,367	9,656
Income taxes paid	(30,869)	(850)
Realization of financial instruments	(5,630)	(16,038)
	-------------------	-------------------
Net cash from operating activities	1,187,653	1,243,180

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(92,672)	(176,298)
Purchases of tangible fixed assets	(230,629)	(418,243)
Proceeds from short-term investments	-	91,456
Proceeds from sale of equipment and intangibles	8,838	16,734
	------------	------------
Net cash used in investing activities	(314,463)	(486,351)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Repayment of Bank Credit Facilities	(392,906)	(152,222)
Redemption of the Notes	(520,053)	(655,621)
	-------------------	-------------------
Net cash (used in)/ from financing activities	(912,959)	(807,843)

Net (decrease) in cash and cash equivalents	(39,769)	(51,014)

Effect of foreign exchange changes on cash and cash equivalents	170	536

Cash and cash equivalents at beginning of period	54,400	36,511
	-----------------	-----------------
Cash and cash equivalents at end of period	14,801	(13,967)

#

Annex 4

Consolidated Statements of Changes in Equity

Summary Level from SEC 6-K report (International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745
Cash flow hedge
Net fair value gain, net of tax	-	-	35,206	-	35,206
Reclassified and reported in net profit	-	-	15,258	-	15,258
Deferred tax on reclassified item	-	-	(4,271)	-	(4,271)
Net profit for the period	-	-	-	142,173	142,173
	-------------	--------------	------------	---------------	-------------
Balance as at September 30, 2002 (unaudited)	471,000	409,754	(50,762)	354,119	1,184,111
Cash flow hedge:
Net fair value loss, net of tax	-	-	(52,923)	-	(52,923)
Reclassified and reported in net profit	-	-	14,952	-	14,952
Deferred tax on reclassified item	-	-	(4,188)	-	(4,188)
Deferred tax change in rates	-	-	6,272	-	6,272
Net profit for the period	-	-	-	204,303	204,303
	----------------	---------------	------------	---------------	-------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
Cash flow hedge:
Net fair value gain, net of tax	-	-	70,876	-	70,876
Reclassified and reported in net profit	-	-	42,073	-	42,073
Deferred tax on reclassified item	-	-	(11,361)	-	(11,361)
Net profit for the period	-	-	-	297,405	297,405
	----------------	---------------	------------	---------------	-------------
Balance as at September 30, 2003 (unaudited)	471,000	409,754	14,939	855,827	1,751,520
	=============	============	=============	===========	===========

#

Annex 5

Statistical data

		Three months ended September 30, 2003 (unaudited)	Nine months ended September 30, 2003 (unaudited)	Three months ended September 30, 2002 (unaudited)	Nine months ended September 30, 2002 (unaudited)

Number of subscribers (at the end of the period)		5,809,376	5,809,376	4,549,274	4,549,274
	Postpaid	2,742,796	2,742,796	2,469,046	2,469,046
	Prepaid	3,066,580	3,066,580	2,080,228	2,080,228

Gross adds		546,469	1,711,900	492,938	1,373,036
	Postpaid	166,045	650,999	181,331	531,278
	Prepaid	380,424	1,060,901	311,607	841,758

MOU		81	80	96	97
	Postpaid	138	133	144	142
	Prepaid	29	30	37	36

SMSs		24	23	18	17
	Postpaid	27	25	18	17
	Prepaid	21	21	18	15

Churn		2.0%	1.6%	1.4%	1.6%
	Postpaid	1.6%	1.7%	1.5%	1.9%
	Prepaid	2.3%	1.5%	1.4%	1.3%

ARPU		79.0	79.4	93.6	91.8
	Postpaid	134.3	131.9	139.7	133.4
	Prepaid	29.2	29.4	36.5	34.5

Cost of Acquisition		271.9	333.6	312.3	295.3
	Postpaid	743.8	787.5	763.5	655.1
	Prepaid	70.5	59.9	49.7	68.2

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into US Dollars at the rate of PLN 3.9799 per US Dollar, the fixing rate announced by the National Bank of Poland on September 30, 2003.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended September 30, 2003.

5 Represents gross value of plant and equipment

6 Represents gross value of GSM and UMTS licenses.

7 Represents gross value of computer and network software.

8 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended September 30, 2003.

#